Exhibit 7

UNILENS VISION INC.

920-800 West Pender Street, Vancouver, BC, V6C 2V6, Tel: (604) 685-8666, Fax: (604), Fax: (604) 685-8677

December 1, 2003	TSX-V Symbol: UVI

UNILENS REPORTS SIGNIFICANT INCREASE IN FIRST QUARTER

REVENUE AND EARNINGS

LARGO, Florida, December 1, 2003 – Unilens Vision Inc. (The “Company”), a manufacturer and distributor of multifocal contact lenses, today reported higher revenue and earnings for the first quarter of FY2004.

For the three months ended September 30, 2003, net sales, excluding royalty income, increased 23% to $1,003,820, compared with $814,104 in the first quarter of FY2003. The increase reflects growing demand for the Company’s most successful product, the C-Vue multifocal lens, which utilizes Unilens’ patented center near design and is distributed in blister packed boxes of six.

Royalty income increased 41% to $206,438 in the quarter ended September 30, 2003, versus $146,236 in the previous quarter ending June 30, 2003.

The Company reported income before and after tax of $159,947 and $92,163, respectively, in the most recent quarter, compared with a loss before and after tax of ($36,294) in the three months ended September 30, 2002. This represents the Company’s third consecutive quarter of profitability. The increase in net income was primarily attributable to royalty income derived from the Company’s exclusive worldwide license of one of its multifocal designs to a third party, coupled with strong demand for the C-Vue multifocal lens.

“We are extremely pleased with the operating performance of our core multifocal products,” stated A.W. Vitale, Chief Executive Officer of Unilens Vision Inc. “Furthermore, our royalty stream from the license of key technologies that was signed in 2002 continues to outperform our expectations.”

“We expect positive sales, earnings, and royalty income trends to continue throughout the balance of the fiscal year,” continued Vitale. “As a result of the restructuring of the Company’s debt that was announced last month, Unilens now has sufficient working capital to execute its business plan and gain market share in the higher-margin specialty lens market.”

Established in 1989, Unilens Vision Inc, through its wholly owned subsidiary Unilens Corp., USA, manufactures, distributes, and markets specialty contact lenses under the C•Vue, Unilens, Sof-Form, and Lombart brands. Additional information about the Company is available on the Internet at www.unilens.com.

The information contained in this news release, other than historical information, consists of forward looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the TSX Venture Exchange.

For more information please contact:

Unilens Corp., USA, Largo FL. - (727) 544-2531

Michael Pecora, Chief Financial Officer

michael.pecora@unilens.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.